Exhibit 99.1

SOS Limited

Interim Condensed Consolidated Balance Sheets

(US$ thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31, 2025	June 30, 2026
	Audited	Unaudited
	US$	US$
Current assets:
Cash and cash equivalents	3,232	231,895
Trading financial assets	2,182	1,183
Accounts receivable, net	3,158	2,788
Inventories	23,982	23,645
Other receivables, net	310,393	85,907
Amount due from related parties	39,474	40,409
Tax recoverable	1,871	1,875
Digital assets	79,099	51,723
Total current assets	463,391	439,425
Non-current assets:
Operating lease, right-of-use assets	2	2
Property, plant and equipment, net	1,590	1,245
Goodwill	72	72
Total non-current assets	1,664	1,319
Total assets	465,055	440,744

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued liabilities	16,824	26,212
Accounts payable	19,347	12,044
Amount due to related parties	1,642	1,642
Operating lease liabilities	2	2
Tax payable	182	185
Other payables	3,940	5,127
Total current liabilities	41,937	45,212

Total liabilities	41,937	45,212
Shareholders’ equity
Paid up capital	5,055	5,065
Additional paid-in capital	781,484	783,464
Statutory reserve	161	161
Accumulated deficit	(337,870)	(372,390)
Other comprehensive loss	(25,691)	(20,745)
Non-controlling interests	(21)	(23)
Total Shareholders’ equity	423,118	395,532
Total liabilities and shareholders’ equity	465,055	440,744

SOS Limited

Interim Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended June 30, 2025	Six months ended June 30, 2026
	Unaudited	Unaudited
	US$	US$
Revenue	89,595	48,825
Operating costs	(90,904)	(52,498)
Gross loss	(1,309)	(3,673)
Gross loss ratio	(1.5)%	(7.5)%
Operating expenses
Selling expense	(2,342)	(2,630)
General and administrative expense	(9,439)	(6,045)
Share-based compensation	(1,893)	(1,990)
Fair value loss on digital assets	-	(27,376)
Total operating expenses	(13,674)	(38,041)
Loss from operations	(14,983)	(41,714)
Other income (expenses):
Interest expense	(396)	-
Other income, net	1,148	7,193
Total other income, net	752	7,193

Loss before income taxes	(14,231)	(34,521)
Income tax expense	5	(1)
Net loss	(14,226)	(34,522)

Non-controlling interests	10	2
Net loss attributable to SOS Limited	(14,216)	(34,520)

Other comprehensive loss:
Foreign currency translation adjustment-net of tax	(3,892)	4,946
Total comprehensive loss	(18,108)	(29,574)

Weighted average number of ordinary shares

Basic	6,810,554	16,582,969
Diluted*	6,810,554	16,582,969
LOSS PER SHARE
Basic	(2.09)	(2.08)
Diluted*	(2.09)	(2.08)

Note 1: *N/A Anti-diluted shares not considered

SOS Limited

Unaudited Interim Condensed Consolidated Statements of Equity

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares					Additional			Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	Accumulated deficits	Statutory Reserve	comprehensive loss	controlling interests	shareholders’ equity
Balance, December 31, 2024	2,964,518	163,210	(92,907)	3,034,821	2,191	761,391	(290,261)	161	(31,557)	(6,235)	435,690
Share-based compensation	2,260,122	33,360	-	2,293,482	1,720	173	-	-	-	-	1,893
Issuance of Class A Ordinary Shares and warrant	1,482,250	-	-	1,482,250	1,110	5,707	-	-	-	-	6,817
Net loss	-	-	-	-	-	-	(14,216)	-	-	(10)	(14,226)
Disposition of NCI	-	-	-	-	-	-	(6,240)	-	-)	6,240	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	3,893	-	3,893
Balance, June 30, 2025	6,706,890	196,570	(92,907)	6,810,553	5,021	767,271	(310,717)	161	(27,664)	(5)	434,067

	Ordinary shares					Additional			Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	Accumulated deficits	Statutory Reserve	comprehensive loss	controlling interests	shareholders’ equity
Balance, December 31, 2025	13,235,873	2,934,447	(92,907)	16,077,413	5,055	781,484	(337,870)	161	(25,691)	(21)	423,118
Share-based compensation	-	2,000,000	-	2,000,000	10	1,980	-	-	-	-	1,990
Net loss	-	-	-	-	-	-	(34,520)	-	-	(2)	(34,522)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	4,946	-	4,946
Balance, June 30, 2026	13,235,873	4,934,447	(92,907)	18,077,413	5,065	783,464	(372,390)	161	(20,745)	(23)	395,532

SOS Limited

Interim Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	June 30, 2025	June 30, 2026
	Unaudited	Unaudited
	US$	US$
Cash flows from operating activities:
Net loss	(14,216)	(34,520)
Adjustments:
Depreciation and amortization	4,871	348
Share-based compensation	1,893	1,990
Amortization of right of use assets	-	2
Disposition of NCI	6,240	-
Fair value loss on digital assets	-	27,376
Allowance for credit losses - accounts receivable	-	924
Allowance for credit losses - other receivable	-	1,644
Gain on settlement of inventory purchase agreement	-	(5,843)
Operating cash flows before movements in working capital	(1,212)	(8,079)
Changes in working capital:
Inventory	1,233	6,181
Accounts receivable	(780)	(555)
Trading financial assets	-	999
Other receivables	(250,915)	222,842
Amount due from related parties	(16)	(935)
Accrued liabilities	6,916	9,388
Accounts payable	813	(7,303)
Tax payable	(55)	(1)
Other payables	3,650	1,187
Net cash (used in)/generated from operating activities	(240,366)	223,724
Cash flows from financing activities:
Repayment of principle portion of lease liabilities	-	(2)
Proceeds from share issuance, net of issuance costs	6,817	-
Net cash generated from/(used in) financing activities	6,817	(2)
Net (decrease)/increase on cash and cash equivalents	(233,549)	223,722
Cash and cash equivalents at beginning of the period	237,484	3,232
Effect of exchange rates on cash and cash equivalents	228	4,941
Cash and cash equivalents at end of the period	4,163	231,895
Supplemental cash flow information
Cash paid for income tax	3	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

We are an emerging blockchain-based and big data-driven marketing solution provider, also engaged in blockchain and cryptocurrency operations, which previously included cryptocurrency mining and is currently suspended. Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd and Weigou International Trading Co Ltd. Major trading commodity includes mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex etc.

We were formed in Delaware on July 12, 2004 as China Risk Finance LLC. We began our credit analytics service provider business in 2001. We developed our proprietary, advanced technology over the past 18 years, during which our founders and management team advised many of China’s largest banks in analyzing consumer credit to issue over one hundred million credit cards to consumers. On April 28, 2017, our ADSs commenced trading on the NYSE under the symbol “XRF.” In May 2017, we completed our IPO in which we sold a total of 11,500,000 of our ADSs, each representing ten Class A Ordinary Shares and listing of our ADSs on the NYSE. In the third quarter 2018, due to regulatory changes that made it cost-prohibitive, and in some ways very risky from the regulatory compliance perspective, to own and operate our legacy marketplace lending platform, we decided to cease the customer acquisition and loan facilitation at our legacy marketplace lending platform and started to transition our business to other industries.

On May 5, 2020, we entered into a set of agreements with Yong Bao Two Limited (“YBT”), the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC to acquire YBT, which controls its variable interest entity SOS Information Technology Co., Ltd.. The transaction was consummated on May 15, 2020. As a result, we now own 100% of YBT, which controls its variable interest entity, SOS Information Technology Co., Ltd.. The shares issued to the Investors were relied on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. Accordingly, we started our newly acquired data mining and targeted marketing services business through SOS Information.

On August 3, 2020, we entered into certain share purchase agreement (the “Disposition SPA”) with Hantu (Hangzhou) Asset Management Co., Ltd. (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase CRF China Holding Co. Limited, a Hong Kong limited company, China Capital Financial LLC, a Delaware limited liability company, CRF China Limited, a British Virgin Islands company, CRF Technology LLC, a California limited liability company, and HML China LLC, a Delaware limited liability company (collectively, the “XRF Subsidiaries”) in exchange for cash consideration of $3.5 million. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the XRF Subsidiaries and as a result, assume all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by the XRF Subsidiaries. The Disposition closed on August 6, 2020. As a result of the Disposition, we ceased our legacy peer-to-peer lending business and have since focused on becoming a leading high-technology services business with services including marketing data, technology and solutions for insurance companies and emergency rescue services in China. We also changed our trading symbol to “SOS.”

In 2020, we launched our crypto mining business, and started infrastructure services in blockchain security for our big data insurance marketing as well as provide insurance and banking services for digital assets and cryptocurrencies. The Company temporarily shut down mining operations in 2025, as electricity price stayed  high causing cryptocurrency mining to no longer be cost-effective.

On May 5, 2020, we acquired data marketing business by entering into a set of agreements with YBT (Yongbao Two Ltd.), the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC to acquire YBT, which controls its variable interest entity SOS Information. The transaction was consummated on May 15, 2020. As a result, we now own 100% of YBT, which controls its variable interest entity, SOS Information Technology Co., Ltd (“SOS Information”). The shares issued to the Investors were relied on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. Accordingly, we started our newly acquired data mining and targeted marketing services business through SOS Information.

We purchase data from our suppliers, including Shandong Subao IT Ltd., Jiangxi Chacha IT Ltd. and Liaoning Tianzheng Ltd. With a stable supply of data, we use data mining and analytics technologies to find patterns and valuable data within the large amounts of data we collect. We then provide specific data point recommendations to our clients.

On November 2, 2022, the Company disposed Qingdao SOS Industry Holding Co, Ltd. off by entering into a certain share purchase agreement (the “Disposition SPA”) with S International Holdings Limited (the “Purchaser”), a Cayman Islands exempt company, and S International Group Limited (“S International” or the “Target”), a British Virgin Islands company and the Company’s wholly owned subsidiary prior to the Disposition. Pursuant to the Disposition SPA, the Purchaser agreed to purchase S International in exchange for cash consideration of $17,000,000. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA on November 2, 2022 (the “Closing Date”), the Purchaser became the sole shareholder of S International and as a result, assumed   all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by S International. S International owns 100% of the issued shares in S International Holdings Limited, which owns 100% of the issued shares in Qingdao S Investment. Qingdao S Investment controls Qingdao SOS Industrial, the former VIE, through a series of contractual agreements with the former VIE and the shareholders of the former VIE dated November 2, 2022. The former VIE owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.

The Company re-classified revenue generated from incomplete data marketing contract into “Other” in FY2022 and FY2023 annual reporting respectively. The Company ceased entering into new contracts under the legacy business during FY2024; however, certain remaining contracts continued to operate during the current reporting period.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The accompanying consolidated financial statements reflect the activities of SOS Limited and each of the following entities:

Name	Background	Abbreviation
SOS Information Technology New York Inc.	A New York company Incorporated on July 15, 2020 A holding company	SOS NY

Yong Bao Two Ltd.	A British Virgin Island company Incorporated on February 29, 2020 A holding company	YBT

Canada XX Exchange Ltd.	Digital asset exchange platform	Canada XX

US XX Exchange Ltd.	Digital asset exchange platform	US XX

Future Technology Global Ltd. (HK)	A 100% subsidiary of SOS Information Technology Co., Ltd.	Future Technology

FDW Limited	A 100% subsidiary of SOS Ltd.	FDW Limited

China SOS Ltd.	A Hong Kong limited liability company Incorporated on June 19, 2019 A holding company	China SOS

FD LLC	A 100% owned JV with Niagara Development LLC	FD LLC

Qingdao SOS Investment Management Co., Ltd.	A 100% subsidiary of China SOS Limited, a WOFE	WFOE

Qingdao SOS Investment LLP	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Qingdao SOS

SOS Auto Service Co., Ltd.	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	NA

Inner Mongolia SOS Insurance Agency Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd, which operates insurance brokerage business within Inner Mongolia region	NA

Common Prosperity Technology Co., Ltd.	A 99% subsidiary of SOS International Trading Co., Ltd.	NA

SOS International Trading Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd.	NA

S International Trading Co Limited	A 100% subsidiary of SOS International Trading Co., Ltd.	NA

Weigou International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	NA

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Background	Abbreviation
Shuyun International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	NA

Chexiaoer Technology Co., Ltd.	A 25% subsidiary of Qingdao Investment LLP and A 30% owned by SOS Auto Service Co., Ltd.	NA

Hebei S Cloud Enterprise Management Co., Ltd.	A 99% subsidiary of Future Digital Investment Ltd.(Hong Kong)	NA

SOS Rescue Service LLC	A 100% owned subsidiary of SOS Emergency Rescue Service Ltd	NA

SOS Emergency Rescue Service Ltd.	A 100% owned subsidiary of SOS Ltd.	NA

Future Digital Investment Ltd.	A 100% owned subsidiary of SOS Ltd.	NA

Qingdao Zhonghai Venture Capital Management Co., Ltd.	A 100% owned subsidiary of Future Digital Investment Ltd.	NA

Chexiaoer (Tianjin Automobile) Management Co., Ltd.	A 70% owned subsidiary of Chexiaoer Technology Co Ltd.	NA

Hebei Chexiaoer Technology Co., Ltd.	A 70% owned subsidiary of Chexiaoer Technology Co Ltd.	NA

Zhongjian Tianxia(Beijing) Investment Co., Ltd.	A 65% owned subsidiary of Xinxin Ranran International Trading Co Ltd.	NA

Xinxin Ranran International Trading Co. Ltd	A 99% owned subsidiary of SOS International Trading Co Ltd.	NA

Future Digital Trading Ltd.	100% owned subsidiary of SOS Ltd	NA

Qingdao Yonbao Ronghe International Trading Co Ltd.	A 90% owned subsidiary of Future Digital Trade Ltd	NA

Future Digital Trading Pte. Ltd.	A 100% owned subsidiary of Future Digital Trade Ltd	NA

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP to reflect the financial position and results of operations of the Company. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for any other interim period or for the full year of 2026. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes as of and for the years ended December 31, 2025 and 2024.

The significant accounting policies followed by the Company in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Variable Interest Entity Agreement

On November 2, 2022, the Company entered into a certain share purchase agreement (the “Disposition SPA”) with S International Holdings Limited (the “Purchaser”), a Cayman Islands exempt company, and S International Group Limited (“S International” or the “Target”), a British Virgin Islands company and the Company’s wholly owned subsidiary prior to the Disposition. Pursuant to the Disposition SPA, the Purchaser agreed to purchase S International in exchange for cash consideration of $17,000,000. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA on November 2, 2022 (the “Closing Date”) , the Purchaser became the sole shareholder of S International and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by S International. S International owns 100% of the issued shares in S International Holdings Limited, which owns 100% of the issued shares in Qingdao S Investment. Qingdao S Investment controls Qingdao SOS Industrial, the former VIE, through a series of contractual agreements with the former VIE and the shareholders of the former VIE dated November 2, 2022. The former VIE owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.

As the VIE structure has been unwound, the financial results of the former VIE and its subsidiaries are no longer consolidated into the Company’s financial statements after the Closing Date. As of the date of the annual report of December 31, 2026, our current corporate structure does not contain any VIE in mainland China and neither we nor our subsidiaries has intention establishing any VIEs in mainland China in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Reverse Acquisitions of China Rapid Finance by SOS

On May 18, 2020, the Company completed the reverse acquisition with Yong Bao Two Ltd. (“YBT”), the parent company of SOS Information Technology Co., Ltd. (“SOS”), acquiring 37,985,203 Class A ordinary shares, and 3,465,574 Class B ordinary shares, par value $0.193 per ordinary share, for its SOS’s asset injection and private placement transactions.

Following the completion of the acquisition, the operations of the Company were primarily comprised of the operations of SOS.

SOS was determined to be the accounting acquirer of the Company. As such, the historical financial statements are those of SOS, and SOS’s equity has been re-cast to reflect the equity structure of the Company and the shares of common stock received.

The reverse acquisition was accounted for as asset acquisitions. The purchase price for China Rapid Finance (“CRF”) was $9.7 million. The transaction price of CRF includes 100% of all outstanding stock valued at net $9.7 million. The stock exchanged equal to the 72,636,230 shares of CRF outstanding prior to the issuance of additional shares in the acquisition, at the market price of $0.133 per share. The total purchase price has been allocated based on an estimate of the fair value of CRF’s assets acquired and liabilities assumed with the remainder recorded as an expense.

On May 18, 2020, the fair value of the following assets and liabilities were acquired resulting in the total loss of approximately $5.7 million:

US$ thousands
Total Purchase Price	$9,660
Net Assets Acquired:
Assets
Cash and cash equivalents	13,664
Restricted cash	26,524
Accounts receivable	7,462
Inventories	8
Prepaid expenses and other current assets	110
Intangible assets	2,969
Other assets	2,682
Total Assets	53,419
Liabilities
Accounts payable and accrued liabilities	(49,438)
Total Liabilities	(49,438)
Net Assets Acquired	3,981
Loss on Acquisition	$5,679

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

On August 3, 2020, SOS Limited (the “Company,” previously known as China Rapid Finance Limited) and Hantu (Hangzhou) Asset Management Co., Ltd. (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase CRF China Holding Co. Limited, a Hong Kong limited company (“CRF China”), China Capital Financial LLC, a Delaware limited liability company (“China Capital”), CRF China Limited, a British Virgin Islands company (“CRF BVI”), CRF Technology LLC, a California limited liability company (“CRF Technology”), and HML China LLC, a Delaware limited liability company (“HML”) (collectively, the “Subsidiaries”) in exchange for cash consideration of $3.5 million (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the Subsidiaries and as a result, assume all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by the Subsidiaries.

On August 3, 2020, the fair value of the following assets and liabilities were disposed of resulting in the total gain of approximately $0.063 million:

US$ thousands
Total Selling Price	$3,500
Net Assets Disposed:

Total Assets	53,654
Total Liabilities	(50,217)
Net Assets Disposed	3,437
Income from disposal of discontinued operations	$63

Loss on discontinued operations for the year ended December 31, 2020 was as follows:

US$ thousands
Revenue	$453
Expenses	(998)
Loss on discontinued operations	$(545)

On November 2, 2022, the fair value of the following assets and liabilities were disposed of resulting in the total gain of approximately $0.8 million:

US$ thousands
Total Selling Price	$17,000
Net Assets Disposed:

Total Assets	110,201
Total Liabilities	(94,012)
Net Assets Disposed	16,189
Gain on disposal of discontinued operations	$811

Loss on discontinued operations for the year ended December 31, 2022 was as follows:

US$ thousands
Revenue	$81,977
Expenses	(83,049)
Loss on discontinued operations	$(1,072)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Disposal loss from selling off insurance marketing business segment

Pursuant to the Share Purchase Agreement (this “Agreement”) is made and entered into as of  November 2, 2022 by and among (i) S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”), (ii) S International Group Limited, a British Virgin Islands company (the “Company”), and (iii) SOS Limited, a Cayman Islands exempt company (“SOS” or the “Seller” of disposed asset group in insurance marketing). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

As at the date hereof, (i) SOS owns 100% of the issued shares in the Company, the Company owns 100% of the issued shares in S International Holdings Limited (“S International HK”), S International HK owns 100% of the issued shares in Qingdao S Investment Holding Limited (“WFOE”), and WFOE controls Qingdao SOS Industrial Holding Co., Ltd. through a series of contractual agreements with the Company and the shareholders of the Company dated November 2, 2022 (the “VIE Agreements”); and (ii) Qingdao SOS Industrial Holding Co., Ltd owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.;

The Seller desires to sell to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for US$ 17.0 million (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”).

US$ thousands
Total Purchase Price	17,000
Net Assets Acquired:
Assets
Cash and cash equivalents	4,942
Accounts receivable	2,509
Inventories	16,424
Prepaid expenses and other current assets	82,660
Fixed assets	3,059
Long term investment	607
Total assets	110,201
Liabilities
Accounts payable and accrued liabilities	(94,644)
Tax recovery	972
Leasing liabilities	(1,774)
Total Liabilities	(95,446)
Accumulated Other Comprehensive Income	1,434
Net Assets Sold:	16,189
Gain on disposal	811

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and judgments reflected in the Company’s consolidated financial statements include, but are not limited to:

●	allowance for expected credit losses and recoverability of receivables and prepayments;

●	valuation of inventories at the lower of cost and net realizable value.

These estimates are based on historical experience, current market conditions, and various other assumptions that management believes to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

The Company’s estimates are subject to a higher degree of uncertainty due to the nature of its operations, including commodity trading activities, digital asset exposure, and evolving business strategies.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $20.7 million and $25.7 million, as of June 30, 2026 and December 31, 2025, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2026, and December 31, 2025 were translated at 6.7851 RMB and   6.9931 RMB to $1.00,   respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the period ended   June 30, 2026 and the period ended June 30, 2025 were 6.8624 RMB, and 7.2526 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Derivative Instruments and Trading Activities

The Company engages in futures trading activities through accounts held with a licensed futures broker. These activities are classified as trading activities and are not designated as hedging instruments.

Funds held in futures trading accounts primarily represent margin deposits and settlement balances and are not classified as cash and cash equivalents due to their restricted nature and exposure to market risk.

The Company accounts for its futures contracts as derivative instruments in accordance with applicable accounting guidance. Derivatives are recognized as either assets or liabilities in the consolidated balance sheets and are measured at fair value.

Changes in the fair value of derivative instruments, including both realized and unrealized gains and losses, are recognized in earnings in the period in which they arise.

The Company closed out its open futures positions with associated margin deposits in May 2026.

Accounts receivable, net

Accounts receivable represent amounts due from customers for goods delivered or services rendered for which the Company has an unconditional right to consideration. Accounts receivable are recognized when control of goods or services has been transferred to the customer and are recorded at the invoiced amount, net of an allowance for expected credit losses.

The Company maintains an allowance for expected credit losses in accordance with ASC 326. The allowance is based on management’s estimate of lifetime expected credit losses inherent in the accounts receivable balance. In estimating expected credit losses, the Company considers a combination of factors, including the aging of receivables, historical collection experience, current economic conditions, industry trends, and forward-looking information, as well as specific customer credit risk characteristics.

The Company also evaluates subsequent cash collections, customer payment history, and the financial condition of significant customers in assessing the adequacy of the allowance. Receivables are assessed on a collective basis when similar risk characteristics exist and on an individual basis for customers with elevated credit risk or significant outstanding balances.

A significant portion of the Company’s accounts receivable is generated from commodity trading transactions and service arrangements with a limited number of counterparties. These balances may be subject to increased credit risk due to the nature of the transactions and the financial condition of the customers.

The determination of the allowance for expected credit losses requires significant judgment and is sensitive to changes in economic conditions, customer creditworthiness, and other factors. If actual collections differ from management’s estimates, the Company may be required to record additional provisions in future periods.

Receivables are written off when management determines that collection is not probable after all reasonable collection efforts have been exhausted.

In certain arrangements, customers may make advance payments or balances may be settled through offsetting transactions. The Company evaluates the substance of these arrangements to determine whether amounts should be classified as accounts receivable or contract liabilities based on the timing of revenue recognition and the Company’s right to consideration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Other receivables and prepayments

Other receivables and prepayments include advances to suppliers, deposits, loans to third parties and employees, and other non-trade receivables arising from the Company’s operations.

Prepayments primarily represent amounts advanced to suppliers in connection with commodity trading transactions and are expected to be settled through delivery of goods or services.

Other receivables include, among others, loan receivables, refundable deposits, advances, and other non-operating receivables.

The Company evaluates the classification of balances based on the underlying nature of the transaction, including whether amounts represent prepayments for goods or services, financing arrangements, or other receivable balances.

Allowance for credit losses

The Company recognizes an allowance for expected credit losses on other receivables and certain prepayments where recovery is uncertain. The allowance is determined based on:

●	aging of balances;

●	historical collection experience;

●	specific identification of high-risk balances;

●	counterparty creditworthiness;

●	existence of supporting agreements and collateral;

●	subsequent settlement or recovery;

●	macroeconomic and industry conditions.

For certain balances, particularly long-outstanding advances or loans, the Company applies a specific assessment approach, whereby additional allowance is recognized based on management’s assessment of expected recoverability.

Balances deemed uncollectible are written off against the allowance when all reasonable collection efforts have been exhausted.

Inventories

The availability and prices of inventories are subject to wide fluctuations due to factors such as changes in weather conditions, government programs and policies, competition, changes in customer preferences. Currently, the Company entered into non-derivative contracts. The inventories are valued at the lower of cost or market. The Company determines cost based on the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The Company’s inventories primarily consist of commodities and trading goods, including sesame, gold concentrate powder, sulfur, coal, diluted asphalt, servers, mining machines, and other related products.

The Company performs periodic reviews of inventory to identify slow-moving, excess, or obsolete items. Such reviews consider inventory ageing, historical turnover, current market conditions, expected selling prices, and estimated costs to sell. Where the carrying value of inventory exceeds its net realizable value, an impairment loss is recognized in cost of revenues.

For certain commodity-based inventories, including metal-related products, the Company estimates NRV based on observable market prices of underlying commodities (e.g., gold and silver), product-specific characteristics such as grade or metal content, and applicable pricing or recovery coefficients. Estimated costs to complete and sell, including processing, refining, and logistics costs, are also considered in determining NRV.

The Company applies additional scrutiny to inventories held for extended periods, as such inventories may be subject to increased uncertainty regarding realizability and timing of sale.

Inventory write-downs establish a new cost basis and are not subsequently reversed in future periods under U.S. GAAP. Value-added taxes (“VAT”) related to inventory purchases are recorded separately and are not included in inventory cost.

The determination of NRV involves significant judgment and estimates, particularly in relation to market price volatility, expected selling prices, and costs to sell.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives
Office equipment, fixtures and furniture	Straight-line	5 years
Mining equipment	Straight-line	3-5 years
Computer	Straight-line	3 years
Motor vehicles	Straight-line	5 years

The cost and accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Digital assets

The Company’s digital assets consist primarily of Bitcoin (“BTC”) and Ethereum (“ETH”). Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets, which requires qualifying crypto assets to be measured at fair value, with changes in fair value recognized in earnings.

Digital assets are initially recognized at fair value at the time of receipt or acquisition. Subsequent to initial recognition, digital assets are remeasured at fair value at each reporting date using quoted prices in active markets for identical assets.

Changes in fair value are recognized in earnings and presented separately as fair value gain or loss on digital assets in the consolidated statements of operations.

The Company determines fair value based on observable market prices from major cryptocurrency exchanges, which represent the principal market for these assets. Digital assets are classified as Level 1 within the fair value hierarchy under ASC 820.

The Company has designated Blockchain.com (www.blockchain.com) as its principal active market for the trading of crypto assets, including BTC and ETH.

The Company has determined that Blockchain.com constitutes the principal active market for its crypto asset holdings based on the following selection factors set forth under US GAAP, in particular ASC 820 (Fair Value Measurement) and ASC 350-60 (Intangible Assets — Crypto Assets). Under ASC 820-10-20, fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Among markets accessible to the Company, Blockchain.com exhibits characteristics that support its designation as the principal market: consistent and accessible trading volume enabling price discovery, established global recognition as a leading digital asset platform, publicly verifiable and real-time quoted prices, and substantive regulatory compliance facilitating reliable valuation inputs.

The Company adopted this standard using the modified retrospective method, with a cumulative effect adjustment recorded to retained earnings as of January 1, 2025.

Prior to adoption, digital assets were accounted for as indefinite-lived intangible assets and measured at cost less impairment.

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

The Company participates in digital asset mining activities by providing computing power to mining pool operators in exchange for digital asset rewards.

These arrangements are accounted for as contracts with customers under ASC 606. The Company has a single performance obligation, which is to provide computing power to the mining pool operator.

The performance obligation is satisfied at a point in time when the mining pool operator successfully validates a block and the Company becomes entitled to its share of the reward.

The consideration received is noncash and is measured at fair value at the time control of the digital assets is transferred to the Company. The transaction price is variable and is constrained until it is probable that a significant reversal of cumulative revenue will not occur, which is generally when the reward is confirmed by the mining pool operator.

Revenue is recognized at that point in time based on the fair value of the digital assets received.

The Company did not generate revenue from digital asset mining during the period ended June 30, 2026.

Goodwill

Goodwill of $71,977 was recognized as of December 31, 2020 in connection with the transaction of SOS IT acquiring Inner Mongolia SOS Agency Co. Ltd. In future years, the Company will complete an annual impairment test for goodwill that includes an assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions, and entity specific factors such as strategies and financial performance. The Company will perform annual impairment tests as of June 30, 2026 or earlier if indicators of impairment exist. There were no indicators of goodwill impairment as of June 30, 2026.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Such events or changes in circumstances include, but are not limited to:

●	significant adverse changes in market conditions;

●	declines in cryptocurrency prices;

●	reduced mining output or utilization;

●	technological obsolescence of mining equipment; and

●	changes in the expected use of the assets.

The determination of impairment involves significant judgment and estimates, including assumptions related to future cash flows, expected utilization of assets, cryptocurrency market conditions, and discount rates.

The Company has recognized significant impairment losses on mining equipment and related infrastructure in prior periods, reflecting changes in market conditions and expected economic benefits.

As disclosed in Note 8, impairment losses recognized during the period ended June 30, 2026 and the years ended December 31, 2025 amounted to nil and $6.8 million, respectively, primarily relating to cryptocurrency mining equipment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Other payables

Other payables primarily consist of non-trade operating liabilities, including deposits received under hosting arrangements, freight and logistics-related balances, rental and service-related payables, and other operational settlement obligations.

Other payables are initially recognized at the invoiced or contractual amount and subsequently measured at amortized cost, which approximates fair value due to the short-term nature of the balances.

Deposits received under hosting and operational agreements are recognized as liabilities until the related contractual obligations are fulfilled, settled, refunded, or otherwise extinguished in accordance with the underlying agreements.

The Company periodically evaluates long-outstanding balances to assess settlement expectations, contractual obligations, and appropriate financial statement classification.

Accounts payable

Accounts payable primarily represent obligations arising from purchases of inventory, commodity trading goods, equipment, logistics services, and other operating expenditures incurred in the ordinary course of business.

Certain balances classified within accounts payable relate to advances received from customers in connection with commodity trading arrangements. Such balances primarily represent customer prepayments received prior to delivery of goods and are recognized as contract liabilities until the related performance obligations are satisfied in accordance with ASC 606.

The Company’s trading activities may also involve advances paid to suppliers and settlement arrangements associated with commodity transactions. Management evaluates the nature and classification of balances based on the underlying contractual arrangements and transaction substance.

Accounts payable are initially recognized at the invoiced amount and subsequently measured at amortized cost, which approximates fair value due to the short-term nature of the balances.

The Company periodically evaluates long-outstanding balances to assess:

●	commercial substance;

●	legal enforceability;

●	settlement expectations;

●	related-party considerations; and

●	whether reclassification or additional disclosure is required.

The determination of appropriate classification and settlement assessment involves management judgment, particularly for balances arising from commodity trading arrangements and long-outstanding transactions.

Fair value measurement

The Company measures certain financial assets at fair value in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a three-level hierarchy to prioritize inputs used in measuring fair value:

●	Level 1 — quoted prices (unadjusted) in active markets for identical assets;

●	Level 2 — observable inputs other than quoted prices included in Level 1;

●	Level 3 — unobservable inputs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Digital Assets

The Company accounts for its digital assets, including Bitcoin (“BTC”) and Ethereum (“ETH”), in accordance with ASU 2023-08. Digital assets are measured at fair value with changes in fair value recognized in earnings in the period in which they occur.

Fair value is determined based on quoted market prices in active markets for identical assets and is classified as Level 1 in the fair value hierarchy.

As of June 30, 2026 and December 31, 2025, the carrying value of digital assets approximated their fair value.

Fair value measurement of digital assets

Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets, which requires qualifying crypto assets to be subsequently measured at fair value with changes in fair value recognized in earnings.

The Company’s digital assets consist primarily of Bitcoin (“BTC”) and Ethereum (“ETH”). Digital assets are measured at fair value at each reporting date using quoted prices in active markets for identical assets and are classified as Level 1 fair value measurements under ASC 820, Fair Value Measurement.

As of June 30, 2026, the Company held approximately: 802.77 units of BTC with a fair value of approximately $47.1 million; and 2,949.79 units of ETH with a fair value of approximately $4.6 million.

During the period ended June 30, 2026, the Company recognized net unrealized fair value losses on digital assets of approximately $27.4 million in earnings.

Prior to adoption of ASU 2023-08, digital assets were accounted for as indefinite-lived intangible assets under ASC 350 and measured at cost less impairment.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, using the five-step model: (i) identify the contract, (ii) identify performance obligations, (iii) determine transaction price, (iv) allocate transaction price, and (v) recognize revenue when or as performance obligations are satisfied. The Company’s revenue streams primarily consist of (i) commodity trading revenue and (ii) hosting and technology service revenue.

(a)	Commodity Trading Revenue

The Company generates revenue from the purchase and sale of commodities (including agricultural products, coal, and other materials).

Revenue is recognized at a point in time when control of the goods is transferred to the customer. Control is generally considered transferred when:

●	the goods have been delivered to the customer or designated third-party warehouse;

●	legal title has passed to the customer;

●	the customer has assumed the significant risks and rewards of ownership; and

●	the Company has a present right to payment.

The Company enters into back-to-back purchase and sales arrangements and acts as a principal in these transactions, as it controls the goods prior to transfer and is primarily responsible for fulfillment. Accordingly, revenue is recognized on a gross basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(b)	Service Revenue (Technology Services)

The Company provides technology services, including insurance marketing and customer data processing.

Revenue is recognized over time, as services are rendered, based on monthly service periods. The Company typically:

●	provides services continuously over the contract period; and

●	recognizes revenue based on monthly service settlement statements agreed with customers.

Revenue is recognized when:

●	services have been performed;

●	the customer has acknowledged or accepted the services; and

●	the Company has an enforceable right to payment.

(c)	Hosting Services Revenue

The Company is engaged in cryptocurrency mining (which was temporarily suspended during the reporting period) and provides hosting services, including electricity supply, infrastructure support, and equipment maintenance.

Revenue is recognized over time as the services are provided, as customers simultaneously receive and consume the benefits of the services.

Service fees are typically based on agreed rates (e.g., power usage or hosting capacity) and are recognized in the period the services are rendered.

(d)	Cryptocurrency Mining Revenue

In prior periods, the Company generated revenue from cryptocurrency mining. During the first half year of 2026, the Company did not engage in cryptocurrency mining activities due to economic factors and the lack of suitable mining equipment. Accordingly, no mining revenue was recognized during the year. The Company is currently focused on hosting service activities and may resume mining operations upon acquisition of new equipment.

Transaction Price and Variable Consideration

The transaction price is based on contractual consideration and excludes value-added taxes (“VAT”), which are presented as a reduction of revenue.

Variable consideration is included only to the extent that it is probable that a significant reversal will not occur. Variable consideration is generally not significant for the Company’s current revenue streams.

Significant Judgments

Significant judgments applied by management include:

●	determining whether the Company acts as principal or agent in commodity trading transactions;

●	assessing the timing of transfer of control for commodity sales;

●	determining the appropriate pattern of revenue recognition for service arrangements; and

●	evaluating collectability and whether it is probable that consideration will be received.

Management considers contractual terms, delivery documentation, customer acceptance, and historical collection experience in making these judgments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Operating lease

We adopted ASU No. 2016-02, Leases (Topic 842), or ASC 842, from January 1, 2019. We determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of our leases do not provide an implicit rate, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options.

Value added taxes

Revenue is presented net of value-added taxes (“VAT”). VAT is levied on the Company’s sales of goods and services in the PRC at applicable rates ranging primarily from 6% to 13%, depending on the nature of the underlying transactions.

Entities that are general VAT taxpayers are permitted to offset qualified input VAT paid to suppliers against output VAT on sales. The net amount of VAT payable or recoverable is recorded within “taxes payable” or “other receivables,” as appropriate.

Input VAT that has not yet been certified or is pending verification by tax authorities (“uncertified input VAT”) is recorded separately and is not available for offset until certification is completed.

Excess input VAT may be carried forward to future periods for offset against output VAT. The Company assesses the recoverability of input VAT balances based on expected future taxable sales.

Certain gold and gold concentrate transactions may qualify for VAT exemption under applicable PRC tax regulations.

VAT returns filed by the Company’s subsidiaries in the PRC are subject to examination by the tax authorities for a period of up to five years from the date of filing.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current income taxes are provided based on taxable income in accordance with the applicable tax laws and regulations of the relevant tax jurisdictions.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which the temporary differences are expected to be recovered or settled.

The Company records a valuation allowance against deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers both positive and negative evidence in determining whether a valuation allowance is required. The Company accounts for uncertain tax positions in accordance with ASC 740. A tax benefit from an uncertain tax position is recognized only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement.

For interim reporting purposes, the Company determines its income tax provision in accordance with the applicable interim reporting requirements of ASC 740, based on the estimated annual effective tax rate, adjusted for the tax effects of significant unusual or infrequently occurring items, where applicable.

Other comprehensive income

Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes revenues, expenses, gains and losses that, under U.S. GAAP, are included in comprehensive income but excluded from net income (loss). The Company’s other comprehensive income (loss) primarily consists of foreign currency translation adjustments arising from the translation of the financial statements of subsidiaries whose functional currencies are other than the U.S. dollar.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Losses per share

The Company computes losses per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Accordingly, basic and diluted loss per share are the same where all potentially dilutive ordinary shares are anti-dilutive. For the period ended June 30, 2026 and the period ended June 30, 2025, there are 7,986,477 and 6,810,554 dilutive shares, respectively.

Share-based compensation

The Company recognizes compensation expense for all share–based payments in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The Company follows the fair value method of accounting for awards granted to employees, directors, officers and consultants. Share-based awards are measured at their estimated fair value on each respective grant date. The Company recognizes share-based payment expenses over the vesting period. The Company’s share-based compensation awards are subject only to service-based vesting conditions. Forfeitures are accounted for as they occur. The fair value of an option award is estimated on the date of grant using the Black–Scholes option valuation model. The Black–Scholes option valuation model requires the development of assumptions that are inputs into the model. These assumptions are the expected stock volatility, the risk–free interest rate, the expected life of the option and the expected dividend yield which is based on the historical dividends issued by the Company. The Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. Expected volatility is calculated based on the analysis of other public companies. Risk–free interest rates are calculated based on risk–free rates for the appropriate term. The expected life is calculated as (i) the mid-point between the average vested date and the contractual expiration of the option for executives and directors and (ii) three years from the average vesting date for all others due to limited exercise history. Determining the appropriate fair value model and calculating the fair value of equity–based payment awards require the input of the subjective assumptions described above. The assumptions used in calculating the fair value of equity–based payment awards represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to financial assets measured at amortized costs, including loans and accounts receivable. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As the company was no longer an emerging growth company, the Company adopted ASU 2016-13 effective January 1, 2025, which did not have a material impact on the consolidated financial statements.

Income Taxes (Topic 740)

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company adopted ASU 2016-13 effective January 1, 2025, which did not have a material impact on the consolidated financial statements.

3.	Trading Financial Assets and Futures Trading Activities

During 2025, the Company engaged in speculative futures trading activities through accounts held with a licensed futures broker in the PRC. These activities were conducted to facilitate the Company’s commodity trading operations and were not designated as hedging instruments for accounting purposes.

Balances held within futures trading accounts, including margin deposits and settlement balances, are classified as trading financial assets and are measured at fair value.

As of June 30, 2026 and December 31, 2025, trading financial assets primarily consisted of balances held with a licensed futures broker related to commodity futures trading activities.

For the period ended June 30, 2026, the Company recognized:

●	realized trading gains of approximately RMB7.3 million.

The Company closed out its open futures positions with associated margin deposits in May 2026.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable represent amounts due from customers for goods delivered or services rendered for which the Company has an unconditional right to consideration. Accounts receivable are recorded net of an allowance for credit losses in accordance with ASC 326.

Accounts receivable, net consist of the following:

US$ thousands	December 31, 2025	June 30, 2026
Accounts receivable	$5,034	$5,652
Allowance for credit losses	(1,876)	(2,864)
Total accounts receivable, net	$3,158	$2,788

Movements of allowance for credit losses are as follows:

Beginning balance	$308	$1,876
Addition	1,554	924
Foreign exchange translation	14	64
Ending balance	$1,876	$2,864

The Company estimates expected credit losses using a combination of aging analysis, historical loss experience, and forward-looking information, including current economic conditions, industry trends, and specific customer credit risk factors. Management also considers subsequent cash collections, customer payment history, and the financial condition of significant customers in evaluating the adequacy of the allowance.

The determination of the allowance for expected credit losses requires significant judgment. Changes in assumptions regarding customer credit risk, economic conditions, and collectability could materially affect the amount of the allowance recorded.

Given the concentration of receivables and limited collection history for certain customers, actual collections may differ from management’s current estimates and assumptions used in determining the allowance for expected credit losses.

Credit Risk and Concentration

The Company’s accounts receivable are primarily generated from its commodity trading business and service arrangements. These receivables are concentrated among a limited number of customers.   During the six months ended June 30, 2026, the Company had two customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB19.9 million, and RMB4.9 million, respectively. During the six months ended June 30, 2026, the Company had no supplier that accounted over 10% of total purchases and processing fees.

As of June 30, 2026, a significant portion of accounts receivable was due from a small number of counterparties. The financial condition of these customers and their ability to make timely payments may be affected by market conditions, which could adversely impact the Company’s ability to collect outstanding balances.

Collectability and Subsequent Receipts

As of June 30, 2026, certain accounts receivable balances remained outstanding beyond their contractual payment terms, and collections subsequent to year-end were limited for certain customers. These factors indicate an increased level of estimation uncertainty in determining the allowance for expected credit losses.

The Company monitors the collectability of its receivables on an ongoing basis and records additional allowances when necessary. Receivables are written off when all reasonable collection efforts have been exhausted.

Classification and Presentation

Certain customer arrangements may involve advance payments, offsetting transactions, or settlement through non-standard payment terms. The Company evaluates these arrangements to determine whether balances should be presented as accounts receivable or contract liabilities based on the underlying contractual terms and the timing of revenue recognition.

Management applies judgment in determining the appropriate classification of such balances. Management applies judgment in determining the appropriate classification of such balances based on the underlying contractual arrangements and settlement terms.

5.	OTHER RECEIVABLES, NET

Other receivables consist of the following:

US$ thousands	December 31, 2025	June 30, 2026
Deposit to non-trade suppliers	$77,175	$85,479
Loan receivable	18,553	14,652
Prepayments	427,824	201,454
Allowance for credit losses	(213,159)	(215,678)
Total other receivables, net	$310,393	$85,907

Movements of allowance for credit losses are as follows:

Beginning balance	$161,620	$213,159
Addition	51,178	1,644
Foreign exchange translation	361	875
Ending balance	$213,159	$215,678

Prepayments primarily represent advances to suppliers and service providers in connection with commodity trading, procurement and other operating activities. These balances are generally expected to be settled through the delivery of goods, provision of services or, where applicable, refunds in accordance with the underlying contractual arrangements.

During the six months ended June 30, 2026, prepayments decreased significantly, primarily due to refunds received in respect of certain system development arrangements entered into during 2025. The Company had made prepayments of approximately US$228 million to seven service providers for the development of systems relating to its international commodity trading operations. During the current period, the arrangements were terminated as the service providers were unable to complete the contracted services, and the related prepayments were refunded to the Company.

Loan receivable include loans to third parties and employees, refundable deposits, and other advances. Certain balances relate to non-operating or financing-type arrangements and are subject to separate recoverability assessment.

Credit risk and aging

A portion of the Company’s other receivables and prepayments has been outstanding for extended periods. Long-aged balances are subject to increased uncertainty regarding recoverability, particularly where:

●	no recent settlement activity exists;

●	contractual terms have expired or are unclear; or

●	counterparties are experiencing financial difficulty.

Management performs specific assessments for such balances and records allowances where appropriate. As of June 30, 2026, the total allowance of approximately US$215.7 million comprised approximately US$78.6 million of allowance for expected credit losses relating to other receivables and approximately US$137.1 million of impairment allowance relating to prepayments.

During the six months ended June 30, 2026, the Company recognized impairment losses of approximately US$1.6 million on other receivables.

These impairments primarily relate to:

●	long-outstanding advances to suppliers;

●	balances where delivery of goods or services is uncertain or no longer expected; and

●	receivables where recovery is uncertain due to counterparty-specific factors.

5.	OTHER RECEIVABLES, NET - continued

Significant judgment and estimation uncertainty

The determination of recoverability involves significant judgment, particularly for:

●	long-aged balances;

●	advances subject to extended settlement periods or non-standard contractual arrangements;

●	loan-type arrangements with third parties; and

●	balances subject to dispute or restructuring.

Changes in assumptions or future collection outcomes could result in material adjustments to the carrying amounts.

6.	INVENTORIES

Inventories consist of the following:

	December 31,	June 30,
US$ thousands	2025	2026
Commodity inventories and trading goods	$32,602	$26,619
Allowance for inventory obsolescence	(8,620)	(2,974)
Total Inventory, net	23,982	23,645

The movement of inventory reserve was as follows:

SCHEDULE OF INVENTORY RESERVE

	Six months ended
Twelve months ended	December 31, 2025	June 30, 2026
Balance at beginning of year	$2,765	$8,620
Additional/(reversal) charge	5,579	(5,843)
Foreign currency translation difference	276	197
Balance at the end of year	$8,620	$2,974

The Company’s inventories primarily consist of commodity trading goods, including metal-related products, agricultural commodities, and other materials.

Inventories are stated at the lower of cost or net realizable value. The Company periodically reviews its inventories for slow-moving, excess or obsolete items and for declines in estimated net realizable value. In determining net realizable value, the Company considers, among other factors, observable commodity prices, inventory age, expected selling prices, historical transaction experience, market conditions and estimated costs to complete and sell.

During the six months ended June 30, 2026, no new inventory write-down was recognized. The decrease in the allowance for inventory obsolescence from approximately $8.6 million as of December 31, 2025 to approximately $3.0 million as of June 30, 2026 was primarily attributable to the derecognition of certain supercomputing servers that had been fully written down in the prior year.

In June 2026, the Company reached a settlement agreement with the supplier in respect of certain supercomputing servers purchased under contracts entered into in March 2024. Under the settlement agreement, the supplier agreed to refund the full contract amount of approximately RMB260.3 million and the Company agreed to return the 1,261 defective servers previously received.

The 1,261 servers had an original cost, excluding value-added tax, of approximately RMB40.1 million and had been fully written down as of December 31, 2025. Accordingly, their carrying amount was nil immediately prior to the settlement. Upon settlement and return of the servers, the related inventory and corresponding allowance for inventory obsolescence were derecognized. The refund attributable to the previously written-down inventory resulted in a gain of approximately RMB40.1 million (US$5.8 million) during the six months ended June 30, 2026. The gain arose from the settlement of the inventory purchase arrangement and did not represent a reversal of the inventory write-down recognized in the prior year.

The balance of the refund relating to the 3,184 undelivered servers represented recovery of the related supplier prepayment and did not result in a gain or loss.

Certain commodity inventories are held as part of the Company’s trading activities and may remain in inventory for extended periods pending favorable market conditions. Accordingly, actual realizable values may differ from management’s estimates and may be affected by future changes in commodity prices, market liquidity, customer demand and the timing of sale.

7.	OPERATING LEASE LIABILITIES

The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated.

Operating lease expense for six months ended June 30, 2026 and 2025 was $1,138 and $nil, respectively.

On February 5, 2025, the Company entered into a virtual office lease agreement with a monthly lease payment of $189.60, effective through February 28, 2027.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of Balance Sheet	December 31, 2025	June 30, 2026
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$2	$2

Current operating lease liabilities	Operating lease liabilities - current	$2	$2
Non-current operating lease liabilities	Operating lease liabilities	-	-
Total operating lease liabilities		$2	$2

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2025	June 30, 2026
Office equipment, fixtures and furniture	$8,806	$8,808
Mining equipment	63,672	63,672
Motor vehicle	208	213
Less: Accumulated depreciation	(37,507)	(37,859)
Less: Impairment	(33,589)	(33,589)
Total	$1,590	$1,245

The depreciation expenses for the years ended June 30, 2026 and 2025 was $0.3 million and $4.9 million, respectively.

The Company’s mining equipment primarily consists of cryptocurrency mining machines and related infrastructure used in digital asset mining operations. Due to significant changes in market conditions in recent years, including declines in cryptocurrency mining profitability, increases in mining difficulty, technological obsolescence of mining equipment, reduced mining output, and changes in expected future economic benefits, the Company recognized substantial impairment losses on certain mining equipment assets in prior periods.

The determination of impairment involves significant judgment and estimates, including assumptions regarding future mining output, cryptocurrency market conditions, expected utilization, useful lives, residual values, and estimated future cash flows. Actual results could differ materially from those estimates.

The Company continues to evaluate the remaining useful lives, utilization, and recoverability of mining equipment in light of evolving market conditions and operational performance.

9.	DIGITAL ASSETS

The Company’s digital assets consist of Bitcoin (“BTC”) and Ethereum (“ETH”).

Balance as of January 1, 2025	29,873
Cumulative effect upon adoption of ASU 2023-08	55,949
Less: Fair value loss on digital assets	(6,723)
Balance as of December 31, 2025	79,099
Less: Fair value loss on digital assets	(27,376)
Balance as of June 30, 2026	51,723

10.	INTANGIBLE ASSETS

Adoption of ASU 2023-08

Effective January 1, 2025, the Company adopted ASU 2023-08, which requires digital assets to be measured at fair value, with changes in fair value recognized in earnings.

Upon adoption, the Company recorded a cumulative effect adjustment of approximately $55.9 million to retained earnings, representing the difference between the carrying value under the previous cost-less-impairment model and fair value at the adoption date.

Bitcoin Production

The following table presents our Bitcoin mining activities for the six months ended June 30, 2026.

US$ thousands except BTC units	Number of Bitcoins	Amount

Balance as of January 1, 2025	802.77	$26,348
Receipt of BTC from mining services and investment income		-
Cumulative effect upon adoption of ASU 2023-08		49,562
Change in fair value recognized in earnings		(5,577)
Balance as of December 31, 2025	802.77	$70,333
Receipt of BTC from mining services and investment income	-	-
Change in fair value recognized in earnings	-	(23,247)
Balance as of June 30, 2026	802.77	$47,086

The following table presents our Ethereum mining   activities for the six months ended June 30, 2026.

US$ thousands except BTC units	Number of Ethereum	Amount

Balance as of January 1, 2025	2,949.79	$3,525
Receipt of ETH from mining services and investment income		-
Cumulative effect upon adoption of ASU 2023-08		6,387
Change in fair value recognized in earnings		(1,146)
Balance as of December 31, 2025	2,949.79	$8,766
Receipt of ETH from mining services and investment income	-	-
Change in fair value recognized in earnings	-	(4,129)
Balance as of June 30, 2026	2,949.79	$4,637

Fair Value Measurement

Digital assets are measured at fair value using quoted prices in active markets for identical assets.

The Company uses observable market prices from major cryptocurrency exchanges (e.g.Blockchain.com, Investing.com Binance.com etc historical cryptocurrency data.) as of June 30, 2026, based on a consistent pricing methodology.

Digital assets are classified as Level 1 within the fair value hierarchy under ASC 820.

There were no transfers between levels during the six months ended June 30, 2026.

Impact on Earnings

For the period ended June 30, 2026, the Company recognized a fair value loss on digital assets of approximately $27.4 million related to changes in the fair value of digital assets.

Digital Asset Activity

The Company did not run the mining rigs during the period ended June 30, 2026, and no digital assets were generated during the year.

10.	INTANGIBLE ASSETS - continued

Significant Judgment

The determination of fair value requires judgment in selecting:

●	the principal market;

●	pricing sources; and

●	timing of measurement.

11.	account PAYABLE

Trade accounts payable primarily relate to:

	December 31, 2025	June 30, 2026
Commodity trading purchases	$7,336	$426
Server and equipment purchases	11,359	11,359
Operating service arrangements	652	259
	$19,347	$12,044

Long-outstanding balances

Certain balances within accounts payable originated from transactions entered into during 2021 and 2022 and remained unsettled as of June 30, 2026.

The most significant long-outstanding payable relates to a supercomputing server purchase agreement entered into in April 2021 with an outstanding balance of approximately $11.4 million as of June 30, 2026. Management represented that the balance remains payable and enforceable and that settlement discussions with the counterparty remain ongoing.

Management evaluated the long-outstanding balances as of June 30, 2026 and concluded that no derecognition adjustment was required. However, the assessment involves significant judgment regarding:

●	enforceability of contractual obligations;

●	settlement expectations;

●	underlying commercial substance; and

●	classification of balances arising from trading arrangements.

12.	ACCRUED LIABILITIES

Accrued liabilities primarily represent customer prepayments received in connection with commodity trading transactions, including rubber and other trading arrangements for which performance obligations had not yet been satisfied as of period end.

The Company’s trading activities involve substantial advances received and settlement balances as part of ordinary commodity trading practices. Accordingly, certain balances may remain outstanding for extended periods depending on shipment timing, contract settlement, logistics arrangements, and commercial negotiations.

13.	OTHER PAYABLES

Other payables consist of the following:

	December 31, 2025	June 30, 2026
Payables to non-trade vendors and service providers	$3,918	$5,109
Accrued salary	22	18
	$3,940	$5,127

Other payables primarily consist of:

●	deposits received under hosting and operational arrangements;

●	freight, logistics, and warehouse-related balances;

●	rental and service-related payables; and

●	other non-trade operating obligations.

During the first half year of 2026, the Company performed a review and reclassification of certain balances previously recorded within other payables, including intercompany and related-party balances, to conform to the appropriate financial statement presentation.

Management evaluated the remaining balances as of June 30, 2026 and concluded that liability classification remained appropriate.

14.	RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from related parties

US$ thousands

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2025	June 30, 2026
Yongbao Insurance Agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	Repayment on demand	$14	$15
Wang Yaxian	Shareholder of the Company	Other receivables	Repayment on demand	3,550	$3,550
Feng Weidong	CTO of the Company	Other receivables	Repayment on demand	3,550	$3,550
Wu Xianlong	Director of a subsidiary	Account receivables & Other receivables	Repayment on demand	1,900	$1,900
Qingdao SOS Industry Holding Co, Ltd	Related Party	Other receivables	Repayment on demand	30,460	$31,394
				$39,474	$40,409

Amount due to related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2025	June 30, 2026
Wang Yilin	Director of China SOS	Account payables	Repayment on demand	1	1
Wu Wenbin	Non-executive director	Account payables	Repayment on demand	25	25
Li Sing Leung	CFO of the Company	Other payables	Repayment on demand	9	9
Wang Yaxian	Shareholder of the Company	Other payables	Repayment on demand	1,000	1,000
Qingdao SOS Industry Holding Co, Ltd.	Related Party	Other payables	Repayment on demand	607	607

				$1,642	$1,642

15.	TAXES

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

YBT is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

China SOS is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, China SOS is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The subsidiaries including WOFE, Qingdao SOS, SOS Mongolia, SOS Auto Service, Common Prosperity Technology, Weigou International Trading and SOS Trading are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis.

Significant components of the provision for income taxes are as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Current	$5	$(1)
Income tax expenses	$5	$(1)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Six months ended June 30,	Six months ended June 30,
	2026	2025
China statutory income tax rate	25%	25%
Change in valuation allowance	(25)	(25)%
Effective tax rate	-	-

The Company has incurred tax losses in certain jurisdictions. While these losses may be available for carryforward, management has determined that it is not more likely than not that sufficient taxable income will be available to realize the related deferred tax assets. Accordingly, a full valuation allowance has been recorded against the deferred tax assets as management concluded that it is more likely than not that such deferred tax assets will not be realized.

15.	TAXES - continued

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025,   the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the six months ended June 30, 2026 and 2025. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from June 30, 2026.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 6%.

Taxes recoverable consisted of the following:

	December 31, 2025	June 30, 2026
VAT taxes recoverable	$1,855	1,854
Corporate income tax payable	(95)	(97)
Other taxes payable	(71)	(67)
Total	$1,689	1,690

16.	CONCENTRATION OF RISK

Credit risk

The Company is exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A significant portion of the Company’s receivables and prepayments is concentrated among a limited number of counterparties. In addition, certain balances have been outstanding for extended periods, which increases the uncertainty regarding recoverability. The Company monitors these exposures on an ongoing basis and records allowances where appropriate.

The Company also maintains deposits and engages in transactions with various financial institutions and counterparties. To manage this risk, the Company performs ongoing evaluations of counterparty creditworthiness; however, there can be no assurance that these counterparties will be able to meet their obligations.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

16.	CONCENTRATION OF RISK - continued

Liquidity and treasury risk

The Company is exposed to risks related to the management of cash and liquidity, including large or unusual cash inflows and outflows and transactions with multiple counterparties across different jurisdictions. These activities may involve increased operational and counterparty risks. Management monitors cash flows and transaction activity on an ongoing basis to manage such risks.

Commodity price risk

The Company’s operations involve trading of commodities and products whose values are subject to market price fluctuations. Changes in commodity prices may affect the net realizable value of inventory and the Company’s operating results.

Digital asset risk

The Company holds digital assets that are subject to significant price volatility. The value of these assets may fluctuate materially based on market conditions. In addition, the Company is exposed to risks related to custody, security, and regulatory developments associated with digital assets.

Management monitors these risks on an ongoing basis; however, such risks cannot be completely eliminated.

17.	SHAREHOLDERS’ EQUITY

Ordinary shares

SOS Limited was established under the laws of Cayman Islands on August 18, 2015. The authorized number of ordinary shares is 70,000,000, comprising of 60,000,000 Class A ordinary shares with a par value of $0.75 per Class A ordinary share, and 10,000,000 Class B ordinary shares with a par value of $0.75 per Class B ordinary share as at June 30, 2026. There were no additional Class A ordinary shares issued, but 2 million Class B ordinary shares issued to CEO during first half of the year.

Common stock

[Securities Purchase Agreement

Registered Direct Offering in December 2020

On December 22, 2020, the Company entered into certain securities purchase agreement (the “December SPA”) with the Purchasers pursuant to which the Company agreed to sell 2,600,000 of its ADSs and warrants (“December Warrants”) to purchase 2,600,000 ADSs (the “December Offering”), for gross proceeds of approximately $4 million. The December Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.55. The purchase price for each ADS and the corresponding December Warrant is $1.55. Each December Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The December Warrants contain a mandatory exercise right for the Company to force exercise of the December Warrants if the Company’s ADSs trade at or above $4.65 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the December Warrants), the December Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the December Warrants) of such portion of such December Warrant to be redeemed. The December Offering closed on December 24, 2020.

Registered Direct Offering in January 2021

On January 7, 2021, the Company entered into certain securities purchase agreement (the “January SPA”) with the Purchasers pursuant to which the Company agreed to sell 13,525,000 of its ADSs and warrants (“January Warrants”) to purchase 13,525,000 ADSs (the “January Offering”), for gross proceeds of approximately $25 million. The January Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.85. The purchase price for each ADS and the corresponding January Warrant is $1.85. Each January Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The January Warrants contain a mandatory exercise right for the Company to force exercise of the January Warrants if the Company’s ADSs trade at or above $5.55 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the January Warrants), the January Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the January Warrants) of such portion of such January Warrant to be redeemed. The January Offering closed on January 12, 2021.

17.	SHAREHOLDERS’ EQUITY - continued

January 2021 Warrant Solicitation

On January 15, 2021, the Company entered into a letter agreement (the “January Letter Agreement”) with certain holders of Company’s warrants, pursuant to which the holders of Company’s warrants exercised all of the unexercised December Warrants and January Warrants (collectively, the “Existing Warrants”) to purchase up 14,925,000 of the Company’s ADSs. Pursuant to the January Letter Agreement, each holder received new warrants (the “January Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the unexercised Existing Warrants with cash. The gross proceeds to the Company from the exercise of the unexercised Existing Warrants were approximately $27.1 million, prior to deducting placement agent fees and estimated offering expenses.

The January Inducement Warrants have substantially the same terms as the Existing Warrants, except for having (i) provisions customary for an unregistered warrant, including a restrictive legend, (ii) registration rights whereby the Company agreed to register the ADSs underlying the January Inducement Warrants within fifteen (15) days of closing, (iii) being exercisable immediately upon issuance, (iv) having a term of five (5) years from the date of issuance, and (v) having an exercise price of $2.00 per ADS.

February 2021 Warrant Solicitations

On February 9, 2021, the Company entered into a letter agreement (the “February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the January Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. Pursuant to the February Letter Agreement, each holder received new warrants (the “February Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the January Inducement Warrants with cash. The gross proceeds to the Company from the exercise of the January Inducement Warrants were approximately $48 million, prior to deducting placement agent fees and estimated offering expenses.

The February Inducement Warrants have substantially the same terms as the January Inducement Warrants, except for having (i) registration rights whereby the Company agreed to register the ADSs underlying the February Inducement Warrants within twenty-one (21) days of closing, and (ii) an exercise price of $4.05 per ADS.

On February 24, 2021, the Company entered into a letter agreement (the “Second February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the February Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. Pursuant to the Second February Letter Agreement, each holder received new warrants (the “Second February Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the February Inducement Warrants with cash. The gross proceeds to the Company from the exercise of the February Inducement Warrants were approximately $96.7 million, prior to deducting placement agent fees and estimated offering expenses.

The Second February Inducement Warrants have substantially the same terms as the February Inducement Warrants, except for having (i) registration rights whereby the Company agrees to register the ADSs underlying the Second February Inducement Warrants within eight (8) days of closing, and (ii) an exercise price $7.00 per ADS.

Registered Direct Offerings in February 2021

On February 11, 2021, the Company entered into certain securities purchase agreement (the “February SPA”) with the Purchasers pursuant to which the Company agreed to sell 22,000,000 of its ADSs and warrants (“February Warrants”) to purchase 16,500,000 ADSs (the “February Offering”), for gross proceeds of approximately $110 million. The February Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $5.00. The purchase price for each ADS and the corresponding February Warrant is $5.00. Each February Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The February Warrants contain a mandatory exercise right for the Company to force exercise of the February Warrants if the Company’s ADSs trade at or above $15.00 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the February Warrants), the February Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the February Warrants) of such portion of such February Warrant to be redeemed. The February Offering closed on February 17, 2021.

17.	SHAREHOLDERS’ EQUITY - continued

On February 18, 2021, the Company entered into certain securities purchase agreement (the “Second February SPA”) with the Purchasers pursuant to which the Company agreed to sell 8,600,000 of its ADSs and warrants (“Second February Warrants”) to purchase 4,300,000 ADSs (the “Second February Offering”), for gross proceeds of approximately $86 million. The Second February Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $10.00. The purchase price for each ADS and the corresponding Second February Warrant is $10.00. Each Second February Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The Second February Warrants contain a mandatory exercise right for the Company to force exercise of the Second February Warrants if the Company’s ADSs trade at or above $30.00 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the Second February Warrants), the Second February Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Second February Warrants) of such portion of such Second February Warrant to be redeemed. The Second February Offering closed on February 22, 2021.

On March 29, 2021, we entered security purchase agreement with certain accredited investors to sell 25,000,000 American Depositary Shares, representing 250,000,000 Class A Ordinary Shares and Warrants to Purchase up to 25,000,000 American Depositary Shares Representing Warrants to Purchase up to 250,000,000 Class A Ordinary Share.

On November 9, 2021, the Company entered into certain securities purchase agreement (the “November SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 51,500,000 of its ADSs, for gross proceeds of approximately $90.1 million. The Offering closed on November 15, 2021.

On October 2, 2023, the Company entered into certain securities purchase agreement with certain non-U.S. Persons as defined in Regulation S of the Securities Act of 1933, pursuant to which the Company agreed to sell an aggregate of 39,171,620 units (the “Units”), each Unit consisting of one Class A Ordinary Share of the Company, par value $0.005 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.57069 per Share, or approximately $5.71 per American depositary share of the Company (“ADS”), at a price of 0.45655 per Unit, or approximately $4.57 per ADS, for an aggregate purchase price of approximately $17.88 million (the “Offering”). The Offering closed on October 17, 2023.

On March 19, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 222,337,500 units, each Unit consisting of one Class A Ordinary Share of the Company, par value $0.005 per share and one warrant to purchase three Shares with an initial exercise price of $0.0398 per Share, or approximately $5.97 per American depositary share of the Company, at a price of $0.034666 per Unit, or approximately $5.2 per ADS unit, for an aggregate purchase price of approximately $7.7 million. The net proceeds to the Company from such Offering shall be used by the Company for working capital and general corporate purposes.

On July 31, 2025, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 2,142,855 American Depositary Shares in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell unregistered Warrants to purchase up to an aggregate of 4,285,710 ADSs. The combined effective offering price for each ADS and the accompanying Warrants is $3.50. Each Warrant will be immediately exercisable, expire five and one-half years from the initial exercise date and will have an exercise price of $3.50 per share.

On August 11, 2025, the Company held its extraordinary general meeting of shareholders to approve that the authorized share capital of the Company be increased by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares.]

17.	SHAREHOLDERS’ EQUITY - continued

The Company held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on July 27, 2026 to approve share reduction and re-organization as follows:

As a special resolution, that subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reduction being complied with, that (together, the “Share Capital Reduction and Reorganization”), to approve:

Share Capital Reduction

a. the par value of each authorized and issued Class A Ordinary Share of a nominal or par value of US$0.75 each and Class B Ordinary Share of a nominal or par value of US$0.75 each, in each case, in the share capital of the Company, be reduced to US$0.0000001 such that the issued share capital be reduced by cancelling US$0.7499999 of the paid-up capital of the Company on each of the issued Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Reduction”);

b. following the Share Capital Reduction, the amount deemed to be paid up on each issued Class A Ordinary Share and Class B Ordinary Share of the Company shall be US$0.0000001;

c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d. immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each; and

ii.	each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(the “Share Capital Subdivision”);

Share Capital Cancellation

e. immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of excess authorized but unissued number of Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and Class B Ordinary Shares of a nominal or par value of US$0.0000001 each that will result in the Company having an authorised share capital of US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

17.	SHAREHOLDERS’ EQUITY - continued

The Company’s outstanding warrants are classified as equity since they qualify for exemption from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants were recorded as additional paid-in capital from common stock.

Following is a summary of the status of warrants outstanding and exercisable as of June 30, 2026:

	*Warrants	Weighted Average Exercise Price
Warrants outstanding, as of January 1, 2025	$3,793,860	-
Warrants issued on July 31,2025	4,285,710	3.50
Warrants outstanding, as of December 31, 2025	8,079,570
Warrants outstanding, as of June 30, 2026	7,986,664
Warrants expired during the six month period	92,906

*	Warrants in ordinary shares

Warrants Outstanding	*Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life

February 24, 2021 Warrants	31,840	$5,250.00	5 years
February 11, 2021 Warrants	22,000	$3,750.00	5 years
February 18, 2021 Warrants	5,733	$7,500.00	5 years
March 29, 2021 Warrants	33,333	$3,750.00	5 years
June 19, 2024 Private Placement	3,228,542	$18.45	3 years
March 15, 2024 F1-FO	472,412	$1.50	3 years
Warrants issued on July 31,2025	4,285,710	$3.50	4 years

*	Warrants in ordinary shares

18.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into one agreement for leasehold improvements on the office premises. As of June 30, 2026, the Company did not enter any new lease contract with any parties, the new commitment is nil.

Due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net liabilities were $266.4 million, or 100% of total net assets as of December 31, 2025 and $ 274.3 million, or 100% of total net assets as of June 30, 2026.

19.	Subsequent events

Share Capital Reorganization and Amendments to the Memorandum and Articles of Association

On July 27, 2026, the Company held an extraordinary general meeting of shareholders (the “EGM”), at which shareholders approved, among other matters, a share capital reduction and reorganization, an increase in authorized share capital, the adoption of the seventh and eighth amended and restated memorandum and articles of association, and an authorization for the board of directors (the “Board”) to implement one or more share consolidations.

On July 29, 2026, the Company effected the share capital reduction and reorganization. The par value of each issued Class A ordinary share and Class B ordinary share was reduced from US$0.75 to US$0.0000001 by cancelling US$0.7499999 of paid-up capital per issued share. Immediately thereafter, each authorized but unissued Class A ordinary share and Class B ordinary share of US$0.75 par value was subdivided into 7,500,000 shares of the same class of US$0.0000001 par value each, and excess authorized but unissued shares were cancelled. Upon completion of these actions, the Company’s authorized share capital was US$7.00, divided into 60,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, each of US$0.0000001 par value. These actions did not change the number of issued ordinary shares.

The Company’s seventh amended and restated memorandum and articles of association, approved by special resolution at the EGM, became effective on July 29, 2026, immediately following the share capital reduction and reorganization, and replaced the sixth amended and restated memorandum and articles of association to reflect the resulting share capital.

Subsequently, on July 29, 2026, the Company increased its authorized share capital from US$7.00 to US$700.00 by creating an additional 5,940,000,000 Class A ordinary shares and 990,000,000 Class B ordinary shares, each of US$0.0000001 par value. Following the increase, the Company’s authorized share capital was US$700.00, divided into 6,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each of US$0.0000001 par value. The increase in authorized share capital did not itself result in the issuance of any shares.

The Company’s eighth amended and restated memorandum and articles of association, also approved by special resolution at the EGM, became effective on July 29, 2026, immediately following the share capital increase, and replaced the seventh amended and restated memorandum and articles of association to reflect the increased authorized share capital. As of the date of this report, the eighth amended and restated memorandum and articles of association remained in effect.

NYSE Minimum Share Price Deficiency Notice

On Aug 7, 2026, the Company has received a letter from the New York Stock Exchange dated August 7, 2026, notifying SOS that it is below compliance standards due to the trading price of SOS’s Class A ordinary shares. Specifically, the Notice indicated that the Company is not in compliance with Section 802.01C of the NYSE Listed Company Manual, which requires a listed company to maintain an average closing price of its listed securities of at least US$1.00 over a consecutive 30 trading-day period. As of the date of the Notice, the average closing price of the Company’s Class A ordinary shares over the preceding 30 consecutive trading days was below US$1.00.

September 15, 2026 Private Placement

On September 15, 2026, the Company entry into a securities purchase agreement with certain “non-U.S. Persons”, as defined in Regulation S under the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 19,000,000 Class A ordinary shares of the Company, par value $0.0000001 per share, at a price of $0.18 per share, for an aggregate purchase price of approximately $3.42 million. In addition, the transaction was subsequently consummated on 22 September 2026, at which time the Company issued the 19,000,000 Class A ordinary shares and received gross proceeds of US$3.42 million. Net proceeds, after deducting offering expenses, were approximately US$3.415 million.

NYSE Public Reprimand Letter

On September 21, 2026 the Company received a Public Reprimand Letter from NYSE Regulation relating to the timing and accuracy of the Company’s disclosure of the September 2026 SPA.

September 24, 2026 Private Placement

On September 24, 2026, SOS Limited entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 40,000,000 Class A Ordinary Shares of the Company, par value $0.0000001 per share, at a price of $0.30 per Share, for an aggregate purchase price of approximately $12 million. The transaction closed on September 28, 2026, at which time the Company issued the 40,000,000 Class A ordinary shares and received gross proceeds of US$12 million. Net proceeds, after deducting offering expenses, were approximately US$11.99 million.    The net proceeds to the Company from such Offering shall be used by the Company for the further development and construction of the data center business, working capital and general corporate purposes.

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